INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way, Indianapolis, Indiana 46278
(317) 872-3000

October 26, 2007

VIA EDGAR

Ms. Barbara Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Interactive Intelligence, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 17, 2007
File No. 333-138085

Dear Ms. Jacobs:

On behalf of Interactive Intelligence, Inc. (the "Company"), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the "Commission"), this response to the Commission's comment letter dated October 24, 2007 relating to Amendment No. 1 to the Company's Registration Statement on Form S-3.

For the sake of convenience, we have reproduced the comment below with our response thereto following such comment.

Exhibit 5.1

1.	The disclaimer on reliance contained in the second sentence of the penultimate paragraph is inappropriate. Please obtain a revised opinion of counsel that removes such limitation.

Response:

In response to this comment, the Company has obtained a revised opinion of counsel, dated October 26, 2007, which removes the above-referenced disclaimer.  An updated Exhibit 5.1 has been filed with Amendment No. 3 to the Form S-3.  The Company has provided directly to Matthew Crispino a marked copy showing the changes made in Amendment No. 3 to the Form S-3, as well as the changes made to Exhibit 5.1.

The undersigned, on behalf of the filing person, acknowledges that:
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please telephone the undersigned at (317) 715-8412, or our outside counsel, Janelle Blankenship, at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head
Stephen R. Head

Enclosures

cc:           Matthew Crispino